Filed by: Santa Fe International Corporation.
                                 This Communication is filed pursuant to Rule
                                 425 under The Securities Act of 1933, as
                                 amended, and deemed filed pursuant to Rule
                                 14a-12 of the Securities Exchange Act of 1934.

                                 Subject Company: Global Marine Inc.
                                 Commission File Number: 1-5471


FORWARD-LOOKING STATEMENTS
--------------------------

The following communications include statements that may be deemed to be "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding the consummation of the transaction, its effect on future earnings, cash flow or other operating results, the expected closing date of the transaction, any other effect or benefit of the transaction, the tax treatment of the transaction and the combined company, market prospects, and any other statements that are not historical facts. Global Marine Inc. and Santa Fe International Corporation strongly encourage readers to note that some or all of the assumptions upon which such forward-looking statements are based are beyond their ability to control or estimate precisely, and may in some cases be subject to rapid and material changes. Such assumptions include but are not limited to costs and difficulties related to the integration of acquired businesses, costs, delays and other difficulties related to the merger, closing conditions not being satisfied, failure to obtain and retain expected synergies, general market conditions prevailing in the marine and land drilling industries (including dayrates and utilization) and various other trends affecting the marine and land drilling industries, operating hazards and delays, risks associated with international operations, actions by customers and other third parties, the future price of oil and gas, and other factors detailed in Global Marine Inc.'s and Santa Fe International Corporation's filings with the Securities and Exchange Commission (SEC), which are available free of charge on the SEC's website at www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated. Global Marine Inc. and Santa Fe International Corporation undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION
----------------------

In connection with their proposed merger, Global Marine Inc. and Santa Fe International Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents containing information about Global Marine Inc. and Santa Fe International Corporation, without charge, at the SEC's web site at www.sec.gov. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus may also be obtained for free by directing a request to either: Investor Relations, Global Marine Inc., Michael
R. Dawson, Phone: 281-596-5100, Fax: 281-596-5163, or Investor Relations, Santa Fe International Corporation, Richard Hoffman, Phone: 972-701-7950, Fax:
972-701-7737.

PARTICIPANTS IN SOLICITATION
----------------------------

Global Marine Inc. and Santa Fe International Corporation and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Kuwait Petroleum Corporation may also be deemed to be a participant in the solicitation. Information concerning Global Marine Inc.'s participants in the solicitation is set forth in Global Marine Inc.'s Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001, and information concerning Santa Fe International Corporation's and Kuwait Petroleum Corporation's participants in the solicitation is set forth in Santa Fe International Corporation's Current Report on Form 8-K that will be filed with the Securities and Exchange Commission on September 4, 2001.


                                     * * *

                       Santa Fe International Corporation
                               Global Marine Inc.
                                     Merger

                           GlobalSantaFe Corporation

                                     * * *

                             Sted Garber Address to
                               Santa Fe Employees
                               September 10, 2001

                                (Santa Fe Logo)
                       Santa Fe International Corporation

                                     * * *                          2


            1

            2               MR. GARBER:  I know for most of us,

            3  probably all of us, change is really difficult.  It's

            4  a hard thing to deal with, especially sudden change

            5  when something happens just overnight that you haven't

            6  been expecting, haven't been counting on, and I

            7  realize that.

            8           And I'm going to try to help you understand

            9  some of the reasons why what we announced on Monday

           10  evening, and then in the papers Tuesday, was the right

           11  thing for Santa Fe, and I really think in the long run

           12  the right thing for everybody in this room.

           13           I'm convinced that some sort of a transaction

           14  involving Santa Fe would inevitably have taken place

           15  in the next couple of years.  It might have been two,

           16  it might have been three, it might have been five.

           17  But by us taking the initiative and moving as we did,

           18  we were able to control the situation and make the

           19  best possible transaction for Santa Fe.

           20           I believe very strongly that if we had waited

           21  and done nothing, we would have been acquired by some

           22  much larger company, which inevitably will grow up in

           23  the near future.

           24           This transaction really goes back to a study

           25  that we did when KPC was reorganizing itself and

            1  thinking about its future after the Gulf War.  In 1995

            2  we took a long hard look at Santa Fe's future.  I had

            3  a great deal of concern at the time that Santa Fe

            4  would not have a priority in terms of capital projects

            5  in Kuwait, and that there was a possibility that we

            6  could just kind of not move ahead, kind of die on the

            7  vine, if you will.

            8           And I think our owners at KPC, as well as

            9  Santa Fe management, recognized that the most

           10  important thing that Santa Fe could do would be to

           11  have a separate strategy.  And in 1995 we did a study

           12  and we hired a well-known international consulting

           13  firm by the name of A.D. Little, and we laid out the

           14  strategy which really brought us to this point.

           15           A.D. Little told us a number of things.  They

           16  projected back in 1995 that our industry would undergo

           17  massive consolidation, and that's been happening.

           18  They said our customers would consolidate, and that's

           19  been happening.  They basically projected a drilling

           20  industry of the future which would have two successful

           21  areas where you might operate.  One would be three or

           22  four large consolidated international worldwide

           23  drilling contractors; and the other would be niche

           24  players.

           25           Perhaps we could have gone on just operating

            1  HDHE rigs in the North Sea, for instance.  And they

            2  called the area in the middle the valley of death, and

            3  that's where we didn't want to end up.  And I believe

            4  that if we would have done nothing, that's where we

            5  would have ended up.

            6           I think it's been proven that consolidation

            7  has been happening in our industry, and consolidation

            8  has been happening with our customers.  I think most

            9  of you are aware of Exxon, Mobil, BP, ARCO, AMOCO,

           10  Total, Al Fina, Chevron-Texaco.

           11           Our customers are consolidating.  They want

           12  to deal with drilling contractors that can serve them

           13  on a worldwide scale, and the company that we have

           14  built is a company that will be second to none in that

           15  ability.

           16           Every important activity that we've done

           17  since 1995 has kind of been moving us in this

           18  direction, the public offering in 1997.  Yes, we have

           19  all liked having a public market for our stock so we

           20  could look in the paper every day and see how the

           21  company is doing.  But in addition to that, it gave us

           22  a currency, if you will, a stock that we could look at

           23  and see how we were valued relative to a company that

           24  we might merge with.

           25           The secondary offering, again, we got more

            1  stock into the public market, and by that time

            2  Santa Fe stock was becoming a very well-seasoned

            3  stock, which meant that other people who would see how

            4  it would trade and would expect how it might react in

            5  terms of a deal, and we could really see how the

            6  market valued us relative to somebody else.

            7           We continued building in the period to try to

            8  grow Santa Fe internally and increase our strength

            9  internally, and again the announcement of the new

           10  build program was an effort to not just satisfy the

           11  customers with future rigs, but also to again increase

           12  Santa Fe's presence, to increase Santa Fe's strength

           13  as an independent company, but also, and more

           14  importantly as a good merger partner.

           15           In seeking out Global Marine, I believe we

           16  have sought out the very best partner that we could

           17  merge with in this industry.  We have had

           18  conversations with a number of others, and in fact

           19  several of the people in this room, as well as myself,

           20  have been having conversations with different partners

           21  for two years or more.

           22           This is the very, very best transaction for

           23  Santa Fe.  At all of our manager's meetings in the

           24  last couple of years, especially this year, we talked

           25  about mergers and we talked about the need for

            1  Santa Fe to find a merger partner, and I'm pretty

            2  convinced that all of the Santa Fe managers around the

            3  world will see this as something that Santa Fe needed

            4  to do and something that was extremely positive for

            5  Santa Fe.

            6           As I said earlier, we probably could have

            7  done nothing, might have been more comfortable for me.

            8  I would have gotten to spend a little time this summer

            9  with my family.  Some of the other people in here

           10  might have been able to do the same.  I'm going to

           11  have to gin up my own excitement about Houston, which

           12  I will do.

           13           But to do nothing would not have been the

           14  right thing to do, because at the end of the day, I'm

           15  convinced that if we had done nothing, we would have

           16  ended up being purchased by someone else in a

           17  transaction that we would not have controlled, and it

           18  wouldn't have been anywhere near as good for our

           19  shareholders, for our customers, and for our

           20  employees.

           21           I want to talk just a few minutes about

           22  Houston.  In a way it's really kind of an accident

           23  that we've been here in Dallas, and I consider myself

           24  quite fortunate to have been here in Dallas where I

           25  was raising my kids and getting them through school.

            1           The only reason we came here when we left

            2  California in 1993 was because Santa Fe Minerals was

            3  here.  Had Santa Fe Minerals not been here, had we not

            4  had an existing corporate facility here, inevitably we

            5  would have gone to Houston.  As it turned out we came

            6  here and sold the oil and gas division two or three

            7  years later, very ironically, because without it, as I

            8  said, we would have gone to Houston.

            9           People that are close to our business

           10  understand that Houston really is the center of the

           11  drilling industry in the world.  That's where all of

           12  our customers are, most of our customers, all of our

           13  customers have an office there of one sort or another.

           14  The drilling offices are there.

           15           Many people from this office spend a lot of

           16  time traveling to Houston to meet with customers, to

           17  meet with industry associations, to meet -- basically

           18  anything you do revolves around Houston.

           19           So it's not unusual that a combined company

           20  that will have the presence that Santa Fe is going to

           21  have, Global Santa Fe, should be headquartered in

           22  Houston.  It's the right place.

           23           And as an indication that some of us really

           24  have known that and haven't really wanted to face up

           25  to it, as recently as this spring, last fall and this

            1  spring, when we were beginning to renegotiate our

            2  space here, the question came up, well, shouldn't we

            3  really consider moving to Houston, because that's

            4  where we belong.  And we decided not to do that at the

            5  time.  And now the decision has been made.

            6           But no one should take the fact that we're

            7  moving to Houston as an indication that somehow Global

            8  has acquired Santa Fe and they're just carrying us off

            9  to their lair.  That's not the case.

           10           I want to talk a little bit about this

           11  concept of a merger of equals, because I will agree

           12  with anyone that it's very hard to understand, and in

           13  fact, you don't see very many mergers of equals.

           14           BP/AMOCO was cast as a merger of equals.  But

           15  the tremendous joke overseas was, well, you know how

           16  they pronounce BP/AMOCO in England, don't you?  No.

           17  The AMOCO is silent.  And now we have seen it fall

           18  away.  I guarantee you that there are going to be no

           19  disappearing names in this merger.  This is a merger

           20  of equals.

           21           Look at our board of directors.  There are

           22  going to be seven directors from each side.  Look at

           23  management.  Chairman, and he is going to be the

           24  chairman, much as Gordon Anderson has been the

           25  chairman since he retired, is going to be Bob Rose of

            1  Global.  I am going to be CEO of this company.

            2           Now, I'm sure that there are a number of

            3  people down in Houston that are looking at this and

            4  saying Garber is the CEO.  That means Santa Fe bought

            5  Global.

            6           And in fact, all of the newspaper articles or

            7  many of the newspaper articles said Santa Fe acquired

            8  Global.  That's a technical feature.  And quite

            9  frankly, from a legal standpoint, we were the

           10  acquiring company.  From the accounting standpoint,

           11  Global's books are the ones that are going to survive.

           12  So from a technical standpoint we acquired them and

           13  they acquired us.  But that doesn't really matter.

           14           What does matter is it is the absolute intent

           15  of the boards of directors of both companies, the

           16  intent of the management of both companies, that this

           17  truly be managed as and evolve as a merger of equals.

           18           What does that mean?  Well, first off, it has

           19  to do with management and it has to do with people.

           20  One of the things I like about Global is, I think like

           21  Santa Fe, they have a similar sense of importance of

           22  people.  They know that yes, they've got some fine

           23  equipment, too, but their business is really, really

           24  about their people.

           25           And we will be doing everything we can as we

            1  go through the organizations and figure out how to

            2  fill different positions, to look for experience, to

            3  look for expertise, and I'm sure we'll end up filling

            4  the positions on a very balanced way between the

            5  Santa Fe folk and Global folk.

            6           If you look right at the top, the two executive

            7  vice presidents reporting to me; one from Global, one

            8  from Santa Fe.  And I suspect it's going to work out

            9  that way on down the line as we go.

           10           Another thing that it means is there is not

           11  going to be one side that says we are going to do

           12  things our way--  we're going to put in our management

           13  systems, our maintenance systems, our accounting

           14  systems.  We're going to look at both and we're going

           15  to make as good of an evaluation as we can of each

           16  system and say, okay, where is the best practice.

           17           And we may find that some best practices are

           18  over there, and we may find that some best practices

           19  are over here, or we may find that we have to create

           20  some new best practices taking a little bit from each.

           21  I can't say at this point how it's going to turn out.

           22           But what I can say is that I'm going to

           23  devote all the strength that I have making sure that

           24  we capture the benefits that both companies bring to this

           25  merger, because if we don't we've wasted something,

            1  because I think both companies have great, great

            2  strengths and it's up to management, starting with me,

            3  to make sure that those strengths are recognized.

            4           We have talked a lot over the years about the

            5  Santa Fe culture, and Santa Fe has a very strong

            6  culture, a very good culture.  I think Global has a

            7  pretty darn good culture, too.

            8           What I'm going to find myself talking about

            9  more and more as we go forward, and I hope others will

           10  begin to pick up, is we're going to be talking about

           11  the Global Santa Fe culture, because we are going to

           12  combine the best from each, I'm convinced, and create

           13  a company that is truly going to be second to none in

           14  the world.

           15           This deal has come along really, really

           16  quickly.  The board didn't really give me the

           17  go-ahead, if you will, to kind of kick it into high

           18  gear and aggressively start pursuing this until a

           19  board meeting we had in July, early part of July.

           20           And while we have been talking the concept of

           21  a merger with the board for a long time and talking

           22  different potential parties, that was the first time

           23  that I was absolutely convinced that all of the

           24  directors were four-square behind us taking this

           25  approach with Global and they said go try to see if

            1  you can get something done.

            2           As a result there has been a tremendous

            3  amount of work done, but it's all been towards the

            4  transaction by way of due diligence, understanding

            5  what problems they might have, them understanding what

            6  problems we might have, working out the right

            7  financial terms for the deal and the like.

            8           What we haven't done yet, and what we're

            9  starting to do this very week is look at the different

           10  organizations and, okay, who do we want in the

           11  different spots, and how long is it going to take to

           12  transition those.

           13           Because we've just started that, I can't tell

           14  you today or next week or probably even within 30 days

           15  who all of the people are going to be that stay in the

           16  organization and what we do.  What I can tell you is

           17  that we are going to communicate facts as soon as we

           18  have them.  We don't have a lot of facts right now

           19  about the way this organization is going to be staffed

           20  in the future, but teams are already at work

           21  developing those facts.

           22           And starting right at the top we're going to

           23  start filling the next layers under the executive vice

           24  presidents and then they'll layer down and they'll

           25  layer down, and we intend to do that very quickly.  I

            1  hope that we can have the next layers under the EVP's

            2  done within a couple of weeks, and certainly as the

            3  fall progresses we'll have a better feel for that.

            4           But all I can promise you right now is that I

            5  understand that everybody in this room wants to know

            6  what is going to happen to me.  And all I can tell you

            7  today is that we don't know yet, but we will tell you

            8  as soon as we possibly can, and I think that is the

            9  best we can do at this point.  We're not going to just

           10  try to keep people in the dark and tell stories.

           11  We're going to get the word out as fast as we can get

           12  it out.

           13           In the meantime, we've all got important jobs

           14  to do.  This company has to continue to operate

           15  separately as Santa Fe, and Global has to continue to

           16  operate separately as Global, until this deal is

           17  closed.

           18           And this deal will probably be closed, the

           19  lawyers are telling us around the end of the year, it

           20  might be mid December.  I guess there's a chance it

           21  could flop over into January, but we certainly intend

           22  that if everything falls into place right, we'll have

           23  it closed by the end of the year.

           24           But until then we have to operate separately,

           25  and that means that everybody has the same job to do

            1  that they've been coming to work to do every day.  We

            2  realize that some people may decide, well, I'm antsy,

            3  I've got another opportunity, and I'm going to be

            4  going somewhere else.  We have recognized that and so

            5  we've created -- we have created an incentive program

            6  for people to stay, and Joe can talk a little bit more

            7  about that-- a little bit more about that as time goes on.

            8           But we do have jobs to do, and I just would

            9  ask each one of you to concentrate on the work at

           10  hand, and believe me when I say that management is

           11  going to do everything we can to make sure that you

           12  are informed as soon as we know something specific

           13  about your situation.

           14           I don't have any more comments, but I would

           15  be happy to take any questions And don't by shy.  I'm

           16  sure there are lots.  I know there is one out there.

           17  Somebody has one.

           18               QUESTION:  When do you think people will

           19  be moving to Houston?

           20               MR. GARBER:  When do I think people are

           21  moving to Houston?  A, as I said, we don't have the

           22  answer to that yet.  B, probably as soon as we start

           23  realizing what positions, you know, are going to go

           24  there and setting up office space.  I would imagine,

           25  though, not until January.  Because the chances are

            1  that we will be moving into the Global Marine offices

            2  down there.

            3           I think they've got enough space for us.  We

            4  may have to get a little extra space.  I'm not totally

            5  sure yet.  But unless we were to set up a separate

            6  office, we don't really have any place to move to, and

            7  we can't do business in their office until the deal is

            8  closed.

            9           So I would anticipate that not until after

           10  the first of the year, and once we get past the first

           11  of the year, then we are probably going to want to try

           12  to get, you know, departments and people moved as

           13  quickly as we can.  And how long that will take, I

           14  don't really know.

           15           Do you have a question, Jim?

           16               QUESTION:  Yes.  I was talking to one of

           17  our zone managers over the weekend, and he indicated

           18  some concern about the hands on the rigs having

           19  questions about this, and I was wondering if there is

           20  any (inaudible) --

           21               MR. GARBER:  Oh, yes.  The question was

           22  what about the hands on the rigs and their concerns,

           23  and are we going to communicate to the zones.

           24           The talk that I just gave was videoed and

           25  taped, and it's going to be sent to the zones.  I'm

            1  also going to show them the show that we gave at the

            2  roll out.  I don't know if many of you saw that on the

            3  web.  It was webcast.  We're going to send that out to

            4  the zones.

            5           Sphere Magazine is coming out real soon.

            6  Obviously, that goes to everybody in the zones.  But,

            7  yes, we realize that we have a critical need to make

            8  sure that the people on the rigs understand that

            9  chances are, you know, they're not going anywhere.  We

           10  need them where they are.

           11           In time I hope that we'll have some cross

           12  pollination between Santa Fe folks and Global folks on

           13  the different rigs, but if anything, we still have a

           14  shortage of people.

           15           As you know better than most in this room,

           16  we've got more rigs under construction that we have to

           17  staff up, and yes, we will be letting -- well, we've

           18  already had individual discussions with some of the

           19  zone managers, but we will be letting all of the zone

           20  managers and rig managers know what's going on, and

           21  they need to keep running their rigs with the people

           22  they have got.

           23               QUESTION:  Is there any concept of what

           24  is going to happen to Sphere?

           25               MR. GARBER:  What is going to happen to

            1  Sphere?  I suspect it will probably keep on working

            2  just as it is, because they have a purchasing

            3  organization.  I think our purchasing organization is

            4  the best in the world.  I know that people in the

            5  Global purchasing organization have looked at Sphere

            6  and don't understand quite how we are so successful.

            7  But again, I could say, well, I'm the boss, and we're

            8  going to keep Sphere, but that's not what I'm going to

            9  do.

           10           What I'm going to ask Seals to do, because

           11  Sphere will be -- or the purchasing organization on

           12  both sides will be reporting to Seals, I'm going to

           13  ask him to look at what they do, look at what we do,

           14  because I really don't want to have anything crammed

           15  down.

           16           What we're going to do is if we keep Sphere,

           17  which I expect strongly we will, I would want their

           18  purchasing people to know that's the right decision.

           19  And every decision about how we do it and how they do

           20  it is going to have to be made that way.

           21           Come on.

           22               QUESTION:  What do you think KPC has

           23  in mind with their remaining interest in --

           24               MR. GARBER:  Hasn't ever changed, Chuck.

           25  KPC has said since the day we went public their intent

            1  is to maximize the value of their investment in

            2  Santa Fe, and they intend to sell down over time.  At

            3  the end of the day they may own zero percent of the

            4  company or maybe five percent or so.

            5           I do suspect that they may stay in a little

            6  bit longer than they would have otherwise.  They're

            7  very excited about the new rig drilling program.

            8  They're very excited about this transaction.

            9           And I think that now they have a sense that

           10  the value that they will ultimately receive for their

           11  shares is going to be more and they'll stay in long

           12  enough to realize some of that.  They were really

           13  behind this deal.  I mean it was -- at that meeting

           14  that I referred to back in July, it was some of the

           15  Kuwaitis that were the most vociferous in their

           16  insistence that we get on with it.

           17               QUESTION:  I've got a question that I

           18  hope I know the answer to.

           19               MR. GARBER:  Well, then why are you

           20  asking me?

           21               QUESTION:  Will the new company have a

           22  company magazine?

           23               MR. GARBER:  Well, of course it will have

           24  a company magazine.  What's it going to look like?  I

           25  don't know.  We'll take a look at what they do and

            1  what we do and figure out the best practice.

            2               QUESTION:  Well, I don't think they do

            3  anything.

            4               MR. GARBER:  Well, we'll have a company

            5  magazine.  If they don't have one, we might even be

            6  able to keep calling it Sphere.  GSF Sphere.

            7               QUESTION:  Most of us have grown very

            8  fond of Santa Fe orange.  Will we be taking that to

            9  Houston?

           10               MR. GARBER:  That's one of those things

           11  we haven't gotten too far into yet.  I can guarantee

           12  you one thing, I'm not going to having orange and blue

           13  striped coveralls on the rig.

           14           But seriously, we did when were up in

           15  New York getting ready for the roll out, talk about

           16  the new logo, and there's some seeds and stuff that I

           17  think are pretty good.  And I suspect that we'll end

           18  up with something that has both colors in it, both the

           19  blue and the orange, but we haven't really decided

           20  yet.  And as far as what we do on the rigs, again, I

           21  just don't know.  We haven't gotten that far.

           22           It's interesting, though, as many of you know

           23  and some of you don't, both companies actually came

           24  out of Union Oil California.  Santa Fe in late 1946,

           25  early '47, and Global in the early '50s, but we both

            1  are spin-offs of Union Oil.

            2           And the story, I don't know whether it's true

            3  or not, but the story is in the Union warehouse or

            4  drilling warehouse, the supply yard was being

            5  acquired, they had a whole bunch of orange paint for

            6  the Union's orange wall, but they didn't have any blue

            7  paint, it was somewhere else or they were out of it or

            8  something, so Santa Fe started using all this

            9  orange paint.  I guess they were saving all the blue

           10  paint for Global.  Anyway -- yes.

           11               QUESTION:  Have you -- will there be any

           12  meetings like this at Global-- (inaudible).

           13               MR. GARBER:  They are having one -- today

           14  is Tuesday?  They're having one tomorrow.  Absolutely.

           15               QUESTION:  Do you know the general

           16  consensus about the merger from the employees in

           17  Houston?

           18               MR. GARBER:  From what I heard,

           19  they're -- they have some hang-ups as well, some

           20  uncertainty, you know.  They see this big orange

           21  monster coming down from the north and they're not

           22  quite sure what's going to happen.  They see a new

           23  boss, that's me, and they don't know me like the Santa

           24  Fe organization does.

           25           But I'm sure what Bob Rose and John Marshall

            1  and others will be telling them is, just like I'm

            2  telling you, this is a merger of equals, and what

            3  we're about is building the strongest possible

            4  combination that we have between two companies, and I

            5  would be stupid if I tried to just jam decisions down

            6  that the organization hasn't thought through.

            7           The only difference is, as I suspect, is they

            8  don't have to move.  So that's -- you know, they're

            9  going to be more comfortable about that.  But I

           10  suspect that's the only difference.  They're probably

           11  sitting down there saying, Santa Fe acquired us.  We

           12  didn't.

           13               QUESTION:  What about the commitment on

           14  the summer bowling league?

           15               MR. GARBER:  Do they have bowling in

           16  Houston?  If so, it's one of the cultural things that

           17  we can move over there.

           18               QUESTION:  Could you briefly share with

           19  us the genesis of the name Global Santa Fe?

           20               MR. GARBER:  Well, the genesis is Global

           21  Marine and Santa Fe International.  Now, if what you

           22  mean is how did it come down that way instead of

           23  Santa Fe Global, and I guess I should have referred it

           24  to Cary, because he always corrects my sentence

           25  structure and my English.

            1           But I grew up usually putting the adjective

            2  in front of the noun rather than behind the noun.  And

            3  in this case I view Santa Fe as the noun and Global as

            4  the adjective.  So to me it only made sense to say

            5  Global Santa Fe, as opposed to Santa Fe is global.

            6  That's about the best I can say.

            7           Anybody else?  There's one over here.

            8               QUESTION:  Will we take the Friday --

            9  half-day Fridays with us?

           10               MR. GARBER:  Let's put it this way.  I

           11  think that's a wonderful idea, and I don't know what

           12  they do down there.  I don't think they have it, but

           13  it's a part of our culture that their employees might

           14  like.  We'll see.  No promises, but I like it.

           15           Somebody had one way back there.

           16               QUESTION:  Transition teams?  Do you have

           17  any information on that?

           18               MR. GARBER:  I really don't.  I know that

           19  Seals is going to be meeting with the chief financial

           20  officer down there, I think next week, and obviously

           21  in terms of finance and administration staffs, they're

           22  going to have to have groups that look at different

           23  things that we do.

           24           Like I said, this is -- up until now, up

           25  until Tuesday, we were really concentrating on trying

            1  to see if we could get this deal done.  And while all

            2  of us had in the back of our minds, Jimmney Christmas,

            3  if we do we've got transition integration, that is

            4  really just starting right now.

            5               QUESTION:  What's the vision of the

            6  company for the new building program?  Are we going to

            7  expand and exercise more options?

            8               MR. GARBER:  I think the answer is the

            9  same as it has been for Santa Fe stand alone.  It

           10  depends on the market as we see it at the time, and it

           11  depends on the customer acceptance of the new rigs.

           12           I will say this, that as you might have

           13  expected, since Mr. Rose and I have rather publicly

           14  been quoted as to having very differing positions on

           15  new builds, Global is four-square behind what we're

           16  building.

           17           They have said if they were going to build

           18  anything, what we are building is exactly right for

           19  the markets that we're aiming it at, etcetera.  But

           20  whether or not we exercise the option for additional

           21  rigs depends, as it always has, on the market and on

           22  the customer acceptance of these rigs.

           23           I think, you know, the sooner we have

           24  contracts for the existing new builds and through

           25  customer acceptance, the more likely we would exercise

            1  options.  If we get to the option periods and we still

            2  don't have any contracts, then you know, that might

            3  cast a doubt over one, but even if we miss one, we

            4  still have others.

            5           Anybody else?  Come on.  I know there's a

            6  question out there.  There we go.

            7               QUESTION:  You said (inaudible) -- what

            8  is the likelihood that that could fall apart?

            9               MR. GARBER:  The only likelihood that

           10  that could fall apart is if they don't have enough

           11  space, and at first blush we do believe they have

           12  enough space, but we've not really taken a hard, hard

           13  look at that and we've got to do some shifting and

           14  we've got to separate the home office staff.

           15           They have their deep water in the same

           16  proximity as -- their gulf is over in Lafayette, but

           17  they've got their deep water in their Houston office,

           18  and we've got to separate that from -- separate all

           19  operations from all management activities, so to

           20  speak.

           21           So that's why I can't say for certain, but

           22  I'm pretty sure that we'll be able to fit, at least

           23  most of us, in that office.

           24               QUESTION:  Then that begs a question why

           25  do you have to separate operations from (inaudible).

            1               MR. GARBER:  Because the tax people say

            2  we do.  No, that's -- it has to do with our

            3  international structure, and it's just one of the

            4  requirements.

            5           In fact, early on, I was a little bit of a

            6  dreamer.  I thought maybe I could expand that enough

            7  to say we need to keep our home office here in Dallas,

            8  but Seals wouldn't let me get away with that.

            9               QUESTION:  How many employees are there

           10  between the two companies and how many will be left

           11  with one company?

           12               MR. GARBER:  Well, between the two

           13  companies, we will have about 8,700 employees.

           14  Santa Fe right now is around 55 and Global is around

           15  32, I think, and far and away the vast majority of

           16  them will stay in place, because there is a field, and

           17  one of the attractions of this merger is that we have

           18  very little overlap in the field.

           19           The only significant market overlap is in the

           20  North Sea.  We have two rigs in Africa and they have

           21  seven.  So there is very little overlap except in the

           22  home offices and in the Aberdeen office.  Our home

           23  office activity, if you include Sphere, is probably

           24  around 225 people.  They're probably around 240 for a

           25  total of, what, 460?

            1           And then the Aberdeen offices of each have

            2  about 100 people.  So you are really only talking

            3  about 560 people that have some exposure to having,

            4  you know, having the -- we have two people for one

            5  job.  And there's no way that -- that total will be

            6  reduced by half, because we've got more things to take

            7  care of.  I mean, we've got a much bigger fleet to

            8  take care of.

            9           So for instance, from an engineering

           10  department standpoint, Farr keeps telling me that he

           11  doesn't have anywhere near enough engineers to begin

           12  with, and now we've got another fleet to take care of

           13  with their engineers, and they say they're short

           14  engineers, too.  So that's an example of a place that,

           15  you know, I'm not sure we'll have anybody that's

           16  redundant.

           17           Each department is going to have to take a

           18  look at its current ability to handle their department

           19  in a bigger company.  I haven't answered that real

           20  clearly, but I tried to just give some idea of the

           21  order of the magnitude of numbers.

           22           You know, at the end of the day we'll

           23  probably have 95 percent of the people we had when we

           24  started.  Yes.

           25               QUESTION:  Will there eventually be a

            1  calendar of events for (inaudible) for certain

            2  departments to go at certain times?

            3               MR. GARBER:  It is my desire to have a

            4  transition calendar set up as soon as we can.  And in

            5  fact, I've asked for that to be thought about and

            6  created.  I don't know how soon that will happen and I

            7  don't know how specific it will be at the beginning,

            8  but yes, I intend to have such a thing.

            9           And one of the reasons I intend to have such

           10  a thing is because I'm accountable to my board of

           11  directors to get this thing done.  So I kind of want

           12  to know what we're planning to do, and that will help

           13  us communicate to each of you what we're planning to

           14  do.

           15           And I've been doing a lousy job of repeating

           16  the questions after about the first two or three, so

           17  give me another chance to do better.

           18           Come on.  There must be somebody else.

           19  Somebody is sitting there saying -- yes.

           20               QUESTION:  Upon the office closing and

           21  our positions, whether we have them or not, will we be

           22  given the chance to purchase our office equipment like

           23  our computers --

           24               -- and the green leather chairs in the

           25  lobby?

            1               MR. GARBER:  The question is:  What are

            2  we going to do with equipment that is left here and

            3  isn't going to Houston with the people that are going

            4  to Houston.  And I don't know the answer to that.

            5  Seals, can I take a guess here or can you make a guess

            6  or should I just say we don't know.

            7               QUESTION:  Just think about it.

            8               MR. GARBER:  We'll think about it.

            9               Okay.  Well, this isn't this last chance,

           10  and I would like to invite everybody to come bang on

           11  my door, but I'm not going to do that because I'm

           12  really swamped myself.  But if you have a question,

           13  ask your department head, and we'll do everything we

           14  can to get an answer.  I'm serious.

           15           And if you ask a question of your department

           16  head and a reasonable period of time goes by and you

           17  don't have an answer, then do come bang on my door.  I

           18  want you to be as informed as we can possibly have

           19  you.

           20           Okay.  Thank you very much.

           21                         - - - - -

           22

           23

           24

           25


                                     * * *

            1

            2               MR. GARBER:  What you have been watching

            3  is a discussion that I just had with the employees

            4  here in the home office in Dallas.  Most of them have

            5  already seen the media presentation, which we gave in

            6  New York last week to both the media community and the

            7  investment community.  But I know most of you haven't

            8  seen it, so I'm going to go on with it now, and you'll have a

            9  chance to see what we are telling the world about this

           10  wonderful new combination, which is Global Santa Fe.

           11           We believe that Global Santa Fe will be

           12  without a doubt the premium drilling contractor in the

           13  world.  By way of explanation here, everything that I

           14  say or do between now and the time the deal closes has

           15  to be vented by our lawyers and filed with the

           16  Securities Exchange Commission.  This statement

           17  actually has to be read and because I can't read it

           18  very well, I'm going to ask Michelle Appleby to read

           19  it for you.

           20               MS. APPLEBY:  The following communication

           21  includes statements that may be deemed to be

           22  forward-looking statements within the meaning of

           23  Section 27A of the Securities Act of 1933, as amended,

           24  and Section 21E of the Securities Exchange Act of

           25  1934, as amended.  These statements are based on

            1  management's current expectations and are subject to

            2  uncertainty and changes in circumstances.  Actual

            3  results may vary materially from the expectations

            4  contained in the forward-looking statements.  Such

            5  forward-looking statements include, without

            6  limitation, statements regarding the proposed merger

            7  between Global Marine Incorporated and Santa Fe

            8  International Corporation and certain benefits that

            9  may arise if the merger is consummated.  Global

           10  Marine, Incorporated and Santa Fe International

           11  Corporation strongly encourage viewers to note that

           12  some or all of the assumptions upon which such

           13  forward-looking statements are based are beyond their

           14  ability to control or estimate precisely, and may in

           15  some cases be subject to rapid and material changes.

           16  Global Marine, Incorporated and Santa Fe International

           17  Corporation also encourage you to review Global

           18  Marine, Incorporated's and Santa Fe International

           19  Corporation's filings with the Securities and Exchange

           20  Commission, the SEC, which are available free of

           21  charge on the SEC's website at www.sec.gov, and where

           22  more detailed information regarding the factors that

           23  could cause actual results to differ materially from

           24  those described in the forward-looking statements can

           25  be found.  Global Marine, Incorporated and Santa Fe

            1  International Corporation undertake no obligation to

            2  publicly update any forward-looking statements,

            3  whether as a result of new information, future events

            4  or otherwise.

            5               MR. GARBER:  There are a number of

            6  reasons why we believe the combination of Global and

            7  Santa Fe makes a real powerhouse in the industry.  We

            8  have one of the industry's youngest and most

            9  technologically advanced fleets.  We'll have over 100

           10  rigs operating worldwide.  In terms of raw rig count,

           11  we'll be the second largest offshore drilling company

           12  with a strong presence in all of the world's key

           13  markets.

           14           And finally, in working with Global over the

           15  past several months, and in fact for a longer period

           16  than that, I have come to appreciate that we have

           17  fairly similar cultures, and I think as you work

           18  together in the future, will find that this is an

           19  organization that will work very well together.

           20           What you see here is a summary of the key

           21  terms of the transaction.  And I'm not going to read

           22  them to you, but I want to point out several of the

           23  important points, which indicate to me that this truly

           24  is a merger of equals.

           25           First note that there will be seven directors

            1  from each company.  Second, the contribution that each

            2  company will be making to the future organization or

            3  that each organization's shareholder's will own the

            4  combined company is about as close to 50-50 as you can

            5  get in any expected negotiation.

            6           There are a number of benefits that we

            7  believe will accrue to our customers, to our companies

            8  for future growth, and to our employees.  As a

            9  customer service organization, that is our primary

           10  focus, and we believe that a company which is able to

           11  serve our customers with the diversity of equipment

           12  that we have on a worldwide basis will be absolutely

           13  one of the strongest combinations that you can have.

           14  We have very complementary markets in assets with very

           15  little overlap, as I'll show later.

           16           I mentioned earlier the similar cultures and

           17  philosophies that we have in each of our companies.

           18  Looking more at Santa Fe and Global themselves, we

           19  believe that Global Santa Fe will provide a very, very

           20  strong platform for future growth, both internally

           21  through new builds and externally through additional

           22  acquisitions or mergers.

           23           The company will have, without a doubt, the

           24  strongest financial position in the industry.  With 17

           25  and a half percent debt to total capital and $4.3

            1  billion dollars of book equity, we have tremendous

            2  capacity for future growth.

            3           One of the criticisms that Santa Fe has had

            4  over the years is that we don't have the very sudden

            5  earnings movement that comes with the exposure to the

            6  Gulf of Mexico.  That market turns up and turns down

            7  fairly quickly.

            8           What I think we have done with this

            9  combination is create a very strong balance between

           10  predictability and earnings visibility and stability,

           11  which comes out of the international markets with

           12  their longer term contracts and at the same time

           13  allowing the upside that comes with exposure to the

           14  Gulf of Mexico.

           15           Finally, for our shareholders with 233

           16  million shares outstanding, we have tremendous

           17  liquidity, which should create significant additional

           18  investor interest in our company.  Another indication

           19  of the fact that this is truly a merger of equals is

           20  the fact that right from the beginning we see the

           21  organization staffed with people from both sides of

           22  the organization.

           23           You can see here the positions that have

           24  already been determined.  And I anticipate that as we

           25  go through filling additional positions in the

            1  company, we'll be seeking the most experienced people

            2  from each side, but we'll also be seeking to have

            3  balance between the Santa Fe and Global organizations.

            4  This is truly a merger of equals.  I don't expect one

            5  name to disappear a year or so down the road.

            6           I mentioned earlier the worldwide presence,

            7  and this maps gives a picture of how Global Santa Fe

            8  will cover the world.  As you can see, we have good

            9  representation in all of the world's key markets.

           10           If you take a look at our rig portfolio, 13

           11  floaters, 45 jackups, 31 land rigs, and one platform

           12  rig.  A very diverse fleet with which to serve our

           13  customers.  More importantly, from the standpoint of

           14  stability, as you can see, about 63 percent of our rig

           15  days for the next 12 months are under contract.

           16           In terms of the size of our jackup fleet,

           17  we'll be second in the world.  And more importantly,

           18  even with the down turn in the Gulf of Mexico right

           19  now, all of the jackups in our combined fleet are

           20  currently under contract.

           21           If you take a look at the premium jackup

           22  fleet, though, the jackup fleet 300 feet or above, you

           23  see that we are far and away the world's leader.  And

           24  this is where Global Santa Fe will focus in the

           25  future, on premium rigs to provide first class

            1  performance for our customers.

            2           Global Santa Fe will be the third largest

            3  operator and owner of floating rigs, both

            4  semisubmersibles and drill ships.  And importantly, we

            5  have an increasing presence in the deep water both

            6  from Global's existing ships plus the new build

            7  development drilling semisubmersibles that we have

            8  under construction.  Again, a very strong combination

            9  able to respond to the requirements of our customers.

           10           I mentioned earlier that there is very little

           11  overlap in our marine markets.  Here you can see the

           12  markets that were totally Santa Fe and markets that

           13  were totally Global and the markets where we do have

           14  overlap.  The one rig, of course, that Santa Fe has in

           15  North America is the Galaxy II working off

           16  Nova Scotia.  The rest of the blue represents the Gulf

           17  of Mexico.  We also have a slight overlap in West

           18  Africa where Santa Fe does currently have two rigs.

           19  And the main area of overlap, of course, is the North

           20  Sea where the combined company will create a very,

           21  very strong presence for our customers.

           22           While we do pick up some good exposure to the

           23  Gulf of Mexico with this fleet, I think it's important

           24  to note that we will still be the largest in terms of

           25  percentage of our fleet operating in international

            1  waters.  So basically, we have picked up or Santa Fe

            2  has picked up exposure to the Gulf of Mexico while at

            3  the same time maintaining the international exposure

            4  that we think is so important.

            5           If you take a look at our customers you see

            6  that we have truly a world class list of customers.

            7  Approximately two-thirds of our business is with the

            8  super majors and majors.  That generally means longer

            9  term contracts and more stability, but with 31 percent

           10  coming from independents, we have very good exposure

           11  to the upside I mentioned earlier when the Gulf of

           12  Mexico turns.

           13           In terms of contribution to cash flow, you

           14  can see jackups will be a little over half, semis

           15  about a third, and land and drilling services a

           16  smaller portion.

           17           By region, a very significant portion from

           18  North America, and this includes the cash flow from

           19  both of Global's new ships, which are now on stream

           20  with significantly strong representation in the other

           21  world markets.

           22           We believe that, as I said earlier, Santa Fe

           23  will be the premium drilling contractor in the world,

           24  and we have listed here a number of what we consider

           25  to be firsts or close seconds.  I mentioned earlier

            1  that as far as percentage of our fleet in

            2  international markets, we're number one.

            3           We're number one in terms of premium jackups,

            4  and we're number one in terms of balance sheet

            5  strength.  We are second in terms of offshore rigs,

            6  market capitalization, and revenue for the latest 12

            7  months.

            8           While the companies will not be operating on

            9  a combined basis until next year, the deal is

           10  anticipated to close by the end of this year, what we

           11  have shown here is the combination of both companies

           12  results looking backwards over the last several years.

           13  And as you see for the latest 12 months, Global

           14  Santa Fe represents a company with almost two billion

           15  dollars of revenue and over $650 million of EBITDA.

           16  Again, a very strong combination.

           17           I mentioned earlier our balance sheet

           18  strength was a good platform for growth.  You can see

           19  here where we will be assuming about $925 million in

           20  debt that Global Marine has, but they also have a

           21  significant amount of cash.  So compared to $4.3

           22  billion of book equity, 17 and a half percent debt is

           23  a very, very manageable amount, and in fact, again,

           24  responds to a criticism that many of the investment

           25  community have had that Santa Fe has been very much

            1  under levered.

            2           We wanted to give an indication of the

            3  capital spending of the company going forward.  In the

            4  blue you see the estimates of maintenance and

            5  provisional capital or maintenance and upgrade capital

            6  that we would expect to be spending on our existing

            7  fleets, and in the yellow you see the capital that's

            8  committed towards our new build program.

            9           Important to the investment community and

           10  also to the stability of the company, we anticipate

           11  that all of this capital program will be able to be

           12  funded internally either by existing cash or by cash

           13  flow.  There are a number of important synergies that

           14  come with this transaction.

           15           Many people are interested in the cost

           16  savings by combining our home office and our office in

           17  Aberdeen, and that could be about $25 million out of

           18  roughly $120 million of costs in those two areas.

           19           More importantly, though, we have some very

           20  important operating synergies, which I think will be

           21  key to every one of us.  First, Santa Fe has always

           22  been hesitant to mob a rig to a market where it

           23  doesn't have a presence.

           24           And as a result of that, even though we might

           25  have wanted to take one of our HDHE jackups, for

            1  instance, to the Gulf of Mexico when that market was

            2  particularly strong, we would have really hesitated to

            3  do that without an organization there to receive the

            4  rig without an in depth understanding of the way that

            5  market works from a regulatory environmental employee

            6  standpoint.

            7           Now we have a base there, one of the best

            8  bases there, and we could easily mob a rig there if we

            9  wanted to.  Similarly, Global's main safety valve has been

           10  West Africa and to a lesser degree the

           11  North Sea, because they would have had to make

           12  significant upgrades to move to the North Sea.

           13           Now they have rigs and their Gulf of Mexico

           14  fleet is a very good fleet that could move to

           15  Southeast Asia, could move to the Med, could move to

           16  the Middle East.  The point is that with a presence in

           17  every market of the world, we have a much greater

           18  capability to mob rigs wherever we so desire.

           19           As we talked about the new build program,

           20  we've indicated that both the new jackups and new

           21  semis may be marketed in the Gulf of Mexico.  Santa Fe

           22  had already set about planning to build a Gulf of

           23  Mexico organization to receive these rigs.  Now we

           24  don't have to do that.  Those rigs will be injected

           25  into one of the best Gulf of Mexico organizations that

            1  there is.

            2           Similarly, with the deep water semis, while

            3  we have set about building a very good staff and would

            4  be setting about to build the training programs and

            5  the procedures, we have a significant amount of deep

            6  water experience to draw on from Global.

            7           They're good tax efficiencies as Global as a

            8  U.S. company which will be moving offshore to the

            9  Cayman Islands as a result of this transaction.  And

           10  even to the extent that Global has a fair amount of

           11  debt but no building program, we have a building

           12  program but no debt, which means we can capitalize a

           13  fair amount of interest on the balance sheet, thus

           14  increasing our current earnings.

           15           Bottom line, we think this company first and

           16  most important establishes a much stronger, more

           17  dynamic partner for our customers as we go into the

           18  future.  It creates true leadership in size and

           19  diversity by rig types in all of the international

           20  markets of the world.

           21           It enhances the combined companies deep water

           22  scale and expertise with both deep water ships, plus

           23  our new development drilling semisubmersibles.  It

           24  increases our financial strength to take advantage of

           25  good new growth opportunities.



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            1           And finally, it provides our shareholders

            2  with improved liquidity and substantial appreciative

            3  cash flow.  I might also add, and I consider this to

            4  be very important, that I believe this combination

            5  creates a tremendous opportunity for all of Santa Fe's

            6  employees as we become a stronger and more significant

            7  company in the world drilling community.

            8           Without a doubt Global Santa Fe is a powerful

            9  world leading combination.  I am really looking

           10  forward to our new experiences with this company, and

           11  I hope that each of you will have an enthusiasm about

           12  Global Santa Fe as we try to merge our cultures and be

           13  pleased that you are working for, without a doubt, the

           14  world's finest drilling company.  Thank you.

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